

July 9, 2021

By E-Mail
William E. Hanigan, Esq.
Dentons Davis Brown
The Davis Brown Tower
215 10th Street, Suite 1300
Des Moines, IA 50309

      Re: **Heron Lake BioEnergy, LLC**
               Schedule 13E-3
               Filed on June 28, 2021
               Filed by Heron Lake BioEnergy, LLC, Granite Falls Energy, LLC, Project
                    Viking, L.L.C., and Granite Heron Merger Sub, LLC
               File No. 005-84239

               Revised Preliminary Proxy Statement
               Filed on June 28, 2021
               File No. 000-51825

Dear Mr. Hanigan:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3 and Schedule 14A

1.   Our preliminary review of your filings indicates that they fail to comply with the requirements of Rule 13e-3 and Regulation 14A. We will not perform a detailed examination of the filings and we will not issue comments on the filings at this time. We suggest that you consider filing substantive amendments to correct the deficiencies. We note, among other things, the absence of signatures on the Schedule 13E-3 by all the filing persons, the absence of disclosure responsive to Items 7, 8 and 9 of Schedule 13E-3, the

organization of the document as required by Rule 13e-3(e), and the absence of information responsive to General Instruction C to Schedule 13E-3.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions